UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

Current Report

Pursuant to Section 13 or 15(d) of

the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 5, 2023

ADAPTIMMUNE THERAPEUTICS PLC

(Exact name of registrant as specified in its charter)

England and Wales	1-37368	Not Applicable
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

60 Jubilee Avenue, Milton Park

Abingdon, Oxfordshire OX14 4RX

United Kingdom

(Address of principal executive offices, including zip code)

(44) 1235 430000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
American Depositary Shares, each representing 6 Ordinary Shares, par value £0.001 per share	ADAP	The Nasdaq Global Select Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement

Merger Agreement

On March 5, 2023, Adaptimmune Therapeutics plc, a public limited company incorporated in England and Wales ("Adaptimmune"), entered into an Agreement and Plan of Merger (the "Merger Agreement") with TCR2 Therapeutics Inc., a Delaware corporation ("TCR2") and CM Merger Sub, Inc., a Delaware corporation and a wholly-owned subsidiary of Adaptimmune ("Merger Sub"), pursuant to which, upon the terms and subject to the conditions thereof, Merger Sub will be merged with and into TCR2 (the "Merger"), with TCR2 surviving the Merger as a wholly-owned subsidiary of Adaptimmune.

Pursuant to the Merger Agreement, and upon the terms and subject to the conditions thereof, at the effective time of the Merger (the “Effective Time”), each issued and outstanding share of TCR2 common stock, par value $0.0001 per share (the “TCR2 Common Stock") (other than shares of TCR2 Common Stock held by TCR2 as treasury stock, or shares of TCR2 Common Stock owned by Adaptimmune, Merger Sub or any direct or indirect wholly-owned subsidiaries of Adaptimmune), including shares of TCR2 Common Stock underlying TCR2 restricted stock units that vest upon a change of control, will be converted into the right to receive 1.5117 (the “Exchange Ratio”) Adaptimmune American Depositary Shares (“Adaptimmune ADSs”).

Each option to acquire shares of TCR2 Common Stock that is outstanding and unexercised immediately prior to the Effective Time, whether or not vested, will be assumed and substituted for an option to purchase a number of Adaptimmune ordinary shares or Adaptimmune ADSs, as determined by Adaptimmune, based on a calculation equal to the product of (i) the total number of shares of TCR2 Common Stock subject to such TCR2 option immediately prior to the Effective Time multiplied by (ii) six times the Exchange Ratio (the “Ordinary Share Exchange Ratio”). Each award of restricted stock units with respect to shares of TCR2 Common Stock (other than restricted stock units that vest upon a change of control) will be assumed and substituted for a restricted stock unit-style option to purchase a number of Adaptimmune ordinary shares or Adaptimmune ADSs, as determined by Adaptimmune, based on a calculation equal to the product of (i) the total number of shares of TCR2 Common Stock subject to such TCR2 restricted stock unit and (ii) the Ordinary Share Exchange Ratio.

The Merger Agreement contains customary representations, warranties and covenants given by Adaptimmune, TCR2 and Merger Sub. The Merger Agreement also contains customary pre-closing covenants, including covenants by each of the parties relating to conduct of their respective business prior to the Effective Time.  In addition, the parties have agreed to use their respective reasonable best efforts to take all actions necessary, proper or advisable to complete the Merger and the other transactions contemplated by the Merger Agreement as promptly as practicable, including making any required regulatory filings with respect to the Merger, except that Adaptimmune is not required to divest any assets or businesses of TCR2, Adaptimmune or any of their respective affiliates and subsidiaries.

The Merger Agreement also provides that, from the earlier of the Effective Time of the Merger and termination of the Merger Agreement, each of Adaptimmune and TCR2 is subject to certain restrictions on its ability to solicit acquisition proposals from third parties, to provide information to third parties and to engage in discussions with third parties regarding acquisition proposals, subject to customary exceptions. In addition, the board of directors of each of Adaptimmune and TCR2 are required to recommend that their respective shareholders or stockholders vote in favor of the Merger, subject to exceptions for superior proposals and other situations where failure to effect a recommendation change would be inconsistent with such board’s fiduciary duties.

Consummation of the Merger is subject to various conditions, including, among others, (i) approval of the Merger Agreement and Merger by TCR2’s stockholders, (ii) Adaptimmune’s shareholders authorizing Adaptimmune’s board of directors (or a duly authorized committee thereof) to allot all Adaptimmune ordinary shares to be issued in connection with the Merger (to be represented by Adaptimmune ADSs), (iii) the absence of any law or order prohibiting consummation of the Merger, (iv) Adaptimmune’s Registration Statement on Form S-4 (to be issued in connection with the Merger) having been declared effective, (v) the Adaptimmune ADSs issuable to TCR2 stockholders having been authorized for listing on Nasdaq, (vi) accuracy of the other party’s representations and warranties (subject to certain materiality standards set forth in the Merger Agreement), (vii) compliance by the other party in all material respects with such other party’s obligations under the Merger Agreement; (viii) the absence of a material adverse effect on the other party since March 5, 2023, (ix) satisfaction of certain regulatory clearances and (x) certain contingent liabilities of TCR2 being less than $10 million.

Either Adaptimmune or TCR2 may terminate the Merger Agreement under certain circumstances, including if (i) the Merger is not completed by September 5, 2023, (ii) the other party's board of directors withdraws, modifies or qualifies its recommendation in favor of the transactions contemplated by the Merger Agreement or approves or recommends an alternative transaction or (iii) Adaptimmune’s or TCR2’s board of directors, as applicable, resolve to enter into a definitive agreement with respect to a superior proposal prior to obtaining approval of the Merger from Adaptimmune’s shareholders or TCR2’s stockholders, as applicable. The Merger Agreement also provides that under certain specified circumstances described in the Merger Agreement, including those described above, Adaptimmune or TCR2, as applicable, will be required to pay a termination fee equal to $2.4 million.

Additional Information

The foregoing is a general description of the Merger and Merger Agreement; it does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Exhibit 2.1 of this Current Report on Form 8-K and incorporated herein by reference.

The Merger Agreement is attached as Exhibit 2.1 has been described above to provide investors and Adaptimmune shareholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Adaptimmune, Merger Sub or TCR2 or any of their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Adaptimmune’s shareholders or TCR2’s stockholders. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties and covenants or any descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Adaptimmune, Merger Sub or TCR2 or any of their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties and covenants or any descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that Adaptimmune and TCR2 publicly file with the SEC.

Voting Agreements

Concurrently with the Merger Agreement, Adaptimmune and TCR2 entered into voting and support agreements (the “Voting Agreements”) with certain shareholders of Adaptimmune (the “Adaptimmune Shareholders”), and certain stockholders of TCR2 (the “TCR2 Stockholders” and, together with the Adaptimmune Shareholders, the “Supporting Holders”). The Supporting Holders have agreed to, among other things, vote their shares in favor of the Merger Agreement and the Merger, in accordance with the recommendation of the respective boards of directors of Adaptimmune and TCR2.

In connection with the closing of the Merger, pursuant to the terms of the Voting Agreements, certain Supporting Holders will enter into lock-up agreements, pursuant to which each such Supporting Holder will be subject to a six-month lockup on the sale or transfer of Adaptimmune ordinary shares (to be represented by Adaptimmune ADSs) held by each such Supporting Holder at the closing of the Merger, subject to customary exceptions.

The Voting Agreements will terminate at the earliest to occur of (a) the Effective Time, (b) receipt of approval of the Supporting Holders, as applicable, and (c) such date and time as the Merger Agreement is validly terminated.

The foregoing description of the Voting Agreements does not purport to be complete and is subject to, and qualified in its entirety by, the form of the Voting Agreements, the forms of which are filed as Exhibits 10.1 and 10.2 hereto and are incorporated herein by reference.

Item 7.01 Regulation FD Disclosure

On March 6, 2023, Adaptimmune and TCR2 issued a joint press release announcing the execution of the Merger Agreement. The press release is attached as Exhibit 99.1 hereto. On March 6, 2023, representatives of Adaptimmune and TCR2 will present to investors an investors presentation (the “Investor Presentation”) in connection with the announcement of the Merger Agreement. The Investor Presentation provides information on both Adaptimmune and TCR2, and an overview of the strategic rationale for the Merger. Adaptimmune may also present information contained in the Investor Presentation to analysts and investors from time to time. A copy of the Investor Presentation will be available on the Investor Relations section of Adaptimmune’s website at www.Adaptimmune.com and is being furnished as Exhibit 99.2 hereto. A copy of the script of the Investor Presentation is being furnished as Exhibit 99.3 hereto.

On March 6, 2023, the Chief Executive Officer of Adaptimmune sent an e-mail to all employees announcing the transaction. A copy of such email is attached as Exhibit 99.4 hereto.

The information furnished under this Item 7.01, including Exhibits 99.1, 99.2, 99.3 and 99.4 shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or otherwise subject to the liabilities under that section and shall not be deemed to be incorporated by reference into any filing under the Securities Act of 1933 or the Exchange Act, except as expressly set forth by specific reference in such filing. In addition, Exhibits 99.1, 99.2, 99.3 and 99.4 contain statements intended as "forward-looking statements" that are subject to the cautionary statements about forward-looking statements set forth in such exhibit.

Item 9.01 Financial Statements and Exhibits.

(d)

Exhibits

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of March 5, 2023, by and among Adaptimmune, CM Merger Sub, Inc. and TCR[2].*

10.1	Form of Voting and Support Agreement, dated as of March 5, 2023, by and among Adaptimmune, TCR[2] and certain stockholders of TCR[2].

10.2	Form of Voting and Support Agreement, dated as of March 5, 2023, by and among Adaptimmune, TCR[2] and certain shareholders of Adaptimmune.

99.1	Joint Press Release of Adaptimmune and TCR[2], dated March 6, 2023.

99.2	Investor Presentation, dated March 6, 2023.

99.3	Investor Presentation Script.

99.4	Email to Employees, dated March 6, 2023.

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

*Schedules and certain exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the U.S. Securities and Exchange Commission; provided, that the registrant may request confidential treatment pursuant to Rule 24b-2 of the Securities Exchange Act of 1934, as amended, for any schedules and exhibits so furnished.

Forward-looking Statements

This communication relates to the proposed transaction pursuant to the terms of the Merger Agreement, by and among Adaptimmune, Merger Sub, and TCR2. This communication includes express or implied forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), about the proposed transaction between TCR2 and Adaptimmune and the operations of the combined company that involve risks and uncertainties relating to future events and the future performance of Adaptimmune and TCR2. Actual events or results may differ materially from these forward-looking statements. Words such as “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “future,” “opportunity” “will likely result,” “target,” variations of such words, and similar expressions or negatives of these words are intended to identify such forward-looking statements, although not all forward-looking statements contain these identifying words. Examples of such forward-looking statements include, but are not limited to, express or implied statements regarding: the business combination and related matters, including, but not limited to, satisfaction of closing conditions to the proposed transaction, prospective performance and opportunities with respect to Adaptimmune or TCR2, post-closing operations and the outlook for the companies’ businesses; Adaptimmune’s, TCR2’s or the combined company’s targets, plans, objectives or goals for future operations, including those related to Adaptimmune’s and TCR2’s product candidates, research and development, product candidate introductions and product candidate approvals as well as cooperation in relation thereto; projections of or targets for revenues, costs, income (or loss), earnings per share, capital expenditures, dividends, capital structure, net financials and other financial measures; future economic performance, future actions and outcome of contingencies such as legal proceedings; and the assumptions underlying or relating to such statements.

These statements are based on Adaptimmune’s and TCR2’s current plans, estimates and projections. By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific. A number of important factors, including those described in this communication, could cause actual results to differ materially from those contemplated in any forward-looking statements. Factors that may affect future results and may cause these forward-looking statements to be inaccurate include, without limitation: uncertainties as to the timing for completion of the proposed transaction; uncertainties as to TCR2’s and/or Adaptimmune’s ability to obtain the approval of Adaptimmune’s shareholders or TCR2’s stockholders required to consummate the proposed transaction; the possibility that competing offers will be made by third parties; the occurrence of events that may give rise to a right of one or both of Adaptimmune and TCR2 to terminate the merger agreement; the possibility that various closing conditions for the proposed transaction may not be satisfied or waived on a timely basis or at all, including the possibility that a governmental entity may prohibit, delay, or refuse to grant approval, if required, for the consummation of the proposed transaction (or only grant approval subject to adverse conditions or limitations); the difficulty of predicting the timing or outcome of consents or regulatory approvals or actions, if any; the possibility that the proposed transaction may not be completed in the time frame expected by Adaptimmune and TCR2, or at all; the risk that Adaptimmune and TCR2 may not realize the anticipated benefits of the proposed transaction in the time frame expected, or at all; the effects of the proposed transaction on relationships with Adaptimmune’s or TCR2’s employees, business or collaboration partners or governmental entities; the ability to retain and hire key personnel; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed transaction; significant or unexpected costs, charges or expenses resulting from the proposed transaction; the potential impact of unforeseen liabilities, future capital expenditures, revenues, costs, expenses, earnings, synergies, economic performance, indebtedness, financial condition and losses on the future prospects, business and management strategies for the management, expansion and growth of the combined business after the consummation of the proposed transaction; potential negative effects related to this announcement or the consummation of the proposed transaction on the market price of Adaptimmune’s American Depositary Shares or TCR2’s common stock and/or Adaptimmune’s or TCR2’s operating or financial results; uncertainties as to the long-term value of Adaptimmune’s American Depositary Shares (and the ordinary shares represented thereby), including the dilution caused by Adaptimmune’s issuance of additional American Depositary Shares (and the ordinary shares represented thereby) in connection with the proposed transaction; unknown liabilities related to Adaptimmune or TCR2; the nature, cost and outcome of any litigation and other legal proceedings involving Adaptimmune, TCR2 or their respective directors, including any legal proceedings related to the proposed transaction; risks related to global as well as local political and economic conditions, including interest rate and currency exchange rate fluctuations; potential delays or failures related to research and/or development of Adaptimmune’s or TCR2’s programs or product candidates; risks related to any loss of Adaptimmune’s or TCR2’s patents or other intellectual property rights; any interruptions of the supply chain for raw materials or manufacturing for Adaptimmune or TCR2’s product candidates, the nature, timing, cost and possible success and therapeutic applications of product candidates being developed by Adaptimmune, TCR2 and/or their respective collaborators or licensees; the extent to which the results from the research and development programs conducted by Adaptimmune, TCR2, and/or their respective collaborators or licensees may be replicated in other studies and/or lead to advancement of product candidates to clinical trials, therapeutic applications, or regulatory approval; uncertainty of the utilization, market acceptance, and commercial success of Adaptimmune or TCR2’s product candidates, and the impact of studies (whether conducted by Adaptimmune, TCR2 or others and whether mandated or voluntary) on any of the foregoing; unexpected breaches or terminations with respect to Adaptimmune’s or TCR2’s material contracts or arrangements; risks related to competition for Adaptimmune’s or TCR2’s product candidates; Adaptimmune’s or TCR2’s ability to successfully develop or commercialize Adaptimmune’s or TCR2’s product candidates; Adaptimmune’s, TCR2’s, and their collaborators’ abilities to continue to conduct current and future developmental, preclinical and clinical programs; potential exposure to legal proceedings and investigations; risks related to changes in governmental laws and related interpretation thereof, including on reimbursement, intellectual property protection and regulatory controls on testing, approval, manufacturing, development or commercialization of any of Adaptimmune’s or TCR2’s product candidates; unexpected increase in costs and expenses with respect to the potential transaction or Adaptimmune’s or TCR2’s business or operations; and risks and uncertainties related to epidemics, pandemics or other public health crises and their impact on Adaptimmune’s and TCR2’s respective businesses, operations, supply chain, patient enrollment and retention, preclinical and clinical trials, strategy, goals and anticipated milestones. While the foregoing list of factors presented here is considered representative, no list should be considered to be a complete statement of all potential risks and uncertainties. There can be no assurance that the proposed transaction or any other transaction described above will in fact be consummated in the manner described or at all. A more complete description of these and other material risks can be found in Adaptimmune’s and TCR2’s respective filings with the U.S. Securities and Exchange Commission (the “SEC”), including each of their Annual Reports on Form 10-K for the year ended December 31, 2021, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC, as well as, the Registration Statement on Form S-4 which includes the joint proxy statement of Adaptimmune and TCR2 that also constitutes the prospectus of Adaptimmune, which joint proxy statement/prospectus will be mailed or otherwise disseminated to Adaptimmune’s shareholders and TCR2’s stockholders when it becomes available. Adaptimmune and TCR2 also plan to file other relevant documents with the SEC regarding the proposed transaction.

Any forward-looking statements speak only as of the date of this communication and are made based on the current beliefs and judgments of Adaptimmune’s and TCR2’s management, and the reader is cautioned not to rely on any forward-looking statements made by Adaptimmune or TCR2. Unless required by law, neither Adaptimmune nor TCR2 is under no duty and undertakes no obligation to update or revise any forward-looking statement after the distribution of this document, including without limitation any financial projection or guidance, whether as a result of new information, future events or otherwise.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to subscribe for, buy or sell or the solicitation of an offer to subscribe for, buy or sell any securities, or a solicitation of any vote or approval, nor shall there be any sale of, or offer to sell or buy, securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. This communication is for informational purposes only. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the proposed transaction, Adaptimmune and TCR2 expect to file with the SEC a Registration Statement on Form S-4. The Registration Statement on Form S-4 will include a document that serves as a prospectus of Adaptimmune and a joint proxy statement of Adaptimmune and TCR2, and each party may also file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY THE REGISTRATION STATEMENT ON FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO AND ANY DOCUMENTS INCORPORATED BY REFERENCE THEREIN, IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION, RELATED MATTERS AND THE PARTIES TO THE PROPOSED TRANSACTION.

You may obtain a free copy of the Registration Statement on Form S-4, joint proxy statement/prospectus and other relevant documents (if and when they become available) that are or will be filed with the SEC for free at the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by TCR2 will be available free of charge on TCR2’s website at https://investors.tcr2.com/ or by contacting TCR2’s Investor Relations Department at https://investors.tcr2.com/contact-ir. Copies of the documents filed with the SEC by Adaptimmune will be available free of charge on Adaptimmune’s website at https://www.adaptimmune.com/investors-and-media/sec-filings or by contacting Adaptimmune’s Investor Relations Department at ir@adaptimmune.com.

Participants in the Solicitation

Adaptimmune, TCR2 and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the directors and executive officers of Adaptimmune, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Adaptimmune’s proxy statement for its 2022 Annual General Meeting, which was filed with the SEC on April 21, 2022, the Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 14, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Information about the directors and executive officers of TCR2, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in TCR2’s proxy statement for its 2022 Annual Meeting of Stockholders, which was filed with the SEC on September 1, 2022, the Annual Report on Form 10-K for the year ended December 31, 2021 filed with the SEC on March 22, 2022, subsequent Quarterly Reports on Form 10-Q and other documents that may be filed from time to time with the SEC. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 and other relevant materials to be filed with the SEC regarding the proposed transaction when such materials become available. Security holders, potential investors and other readers should read the joint proxy statement/prospectus, included in the Registration Statement on Form S-4 carefully when it becomes available before making any voting or investment decision. You may obtain free copies of these documents from Adaptimmune or TCR2 using the sources indicated above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Adaptimmune Therapeutics plc

Date: March 6, 2023	By:	/s/ Margaret Henry
	Name:	Margaret Henry
	Title:	Corporate Secretary